SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2021

ACON S2 ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39525	98-1550150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1133 Connecticut Ave NW, Ste 700 Washington, DC	20036
(Address of principal executive offices)	(Zip Code)

(202) 454-1100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	STWOU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	STWO	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	STWOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Merger Agreement

On May 6, 2021, ACON S2 Acquisition Corp., a Cayman Islands exempted company (“STWO”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SCharge Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of STWO (“Merger Sub”), and ESS Tech, Inc., a Delaware corporation (“ESS”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of STWO and ESS.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions at the closing: (i) STWO will become a Delaware corporation (the “Domestication”), (ii) following the Domestication, Merger Sub will merge with and into ESS, with ESS as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of STWO (the “Merger”) and, in connection with the Merger, (iii) STWO’s name will be changed to ESS Tech, Inc. The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the third quarter of 2021, following the receipt of the required approval by STWO’s stockholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, each share of common stock of ESS, par value $0.0001 per share (“ESS Common Stock”), other than any Cancelled Shares (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement) shall be converted into the right to receive a fraction of a share of duly authorized, validly issued, fully paid and nonassessable common stock, par value $0.0001 per share, of STWO (“STWO Common Stock”) based on adjusted equity value of ESS as described in the Merger Agreement. Additionally, in the event that the closing sale price of STWO Common Stock exceeds certain price thresholds for sustained periods of time or there is a change of control where the per share consideration paid in the transaction exceeds certain thresholds, additional STWO Common Stock may be issued to the parties that were holders of ESS Common Stock immediately prior to the closing of the Business Combination.

Governance

STWO has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the STWO board of directors shall consist of nine directors, which shall be divided into three classes, which directors shall include seven directors designated by ESS and two directors designated by certain current shareholders of ESS. Additionally, the current ESS management team will move to STWO in their current roles and titles.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of STWO and ESS and that each of the parties have undertaken to procure approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, STWO has agreed to adopt an equity incentive plan and employee stock purchase plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligation of STWO and ESS to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of STWO’s shareholders, (iii) the approval of ESS’s shareholders and (iv) the Registration Statement (as defined below) becoming effective.

In addition, the obligation of STWO to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of ESS being true and correct to the standards applicable to such representations and warranties and each of the covenants of ESS having been performed or complied with in all material respect and (ii) no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred.

The obligation of ESS to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of STWO and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of STWO having been performed or complied with in all material respects, (ii) the aggregate cash proceeds from STWO’s trust account, together with the proceeds from the PIPE Financing (as defined below), equaling no less than $200,000,000 (after deducting any amounts paid to STWO shareholders that exercise their redemption rights in connection with the Business Combination and net of STWO’s unpaid transaction expenses and liabilities), (iii) the approval by NYSE (or Nasdaq, under certain circumstances) of STWO’s listing application in connection with the Business Combination, (iv) the appointment of specified individuals as the executive officers of STWO, and (v) the Domestication shall have been completed.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of STWO and ESS, (ii) by STWO if the representations and warranties of ESS are not true and correct or if ESS fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) termination by ESS if the representations and warranties of STWO are not true and correct or if STWO fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either STWO or ESS if the Business Combination is not consummated by November 6, 2021 (subject to a one month extension in certain circumstances) and (v) by either STWO or ESS if certain required approvals are not obtained by STWO shareholders after the conclusion of a meeting of STWO’s stockholders held for such purpose at which such shareholders voted on such approval.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Merger Agreement).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. STWO does not believe that these schedules contain information that is material to an investment decision.

PIPE Financing (Private Placement)

Concurrently with the execution of the Merger Agreement, STWO entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and STWO agreed to issue and sell to such investors, immediately following the Closing (as defined in the Merger Agreement), an aggregate of 25,000,000 shares of STWO Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $250,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that STWO will grant the investors in the PIPE Financing certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Transaction Support Agreements

Concurrently with the execution of the Merger Agreement, certain shareholders of ESS (collectively, the “ESS Shareholders”) entered into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with STWO, pursuant to which the ESS Shareholders have agreed to, among other things, (i) support and vote in favor of the consummation of the Business Combination and related proposals at any meeting of the ESS shareholders with respect to the Business Combination, (ii) irrevocably appoint STWO or any individual designated by STWO as such ESS Shareholder’s attorney-in-fact, with full power of substitution in favor of STWO, to take all such actions and execute and deliver such documents, instruments or agreements as are necessary to consummate the transaction contemplated by the Merger Agreement, including acting as a proxy, to attend on behalf of such ESS Shareholder, at any meeting of the ESS Shareholders with respect to the Business Combination and (iii) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Transaction Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which are attached is Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and executive officers and directors of STWO entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with STWO and ESS, pursuant to which the parties thereto agreed to, among other things, (i) vote in favor of the transaction and related proposals at any meeting of the STWO shareholders with respect to the Business Combination, (ii) waive certain anti-dilution protections with respect to STWO Common Stock and (iii) be bound by certain transfer restrictions with respect to STWO Common Stock prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, STWO, the Sponsor and certain stockholders of ESS will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registrant rights with respect to shares of ESS Common Stock.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of STWO Common Stock to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01. Regulation FD Disclosure.

On May 7, 2021, STWO and ESS issued a press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that STWO and ESS have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

STWO intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of STWO, in connection with the Business Combination. After the Registration Statement is declared effective, STWO will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. STWO’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about STWO, ESS and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of STWO as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by STWO may be obtained free of charge from STWO at https://www.STWOclean.com. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: STWO Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

STWO, ESS and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STWO’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of STWO’s directors and officers in STWO’s filings with the SEC, including the Registration Statement to be filed with the SEC by STWO, and such information and names of ESS’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by STWO, which will include the proxy statement of STWO for the Business Combination.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or STWO’s or ESS’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of ESS are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STWO and its management, and ESS and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against STWO, ESS, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of STWO or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of ESS as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that ESS or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STWO’s Registration Statement on Form S-1 (File No. 333-248515), and which will be set forth in a Registration Statement to be filed by STWO with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither STWO nor ESS undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of May 6, 2021, by and among ACON S2 Acquisition Corp., SCharge Merger Sub, Inc., and ESS Tech, Inc.

10.1	Form of Subscription Agreement.

10.2	Transaction Support Agreement, dated as of May 6, 2021, by and among ACON S2 Acquisition Corp. and ESS Tech, Inc. and certain other parties thereto.

10.3	Sponsor Letter Agreement, dated as of May 6, 2021, by and among ACON S2 Sponsor, L.L.C., ACON S2 Acquisition Corp. and ESS Tech, Inc and certain other parties thereto.

10.4	Form of Registration Rights Agreement.

99.1	Press Release, dated March 7, 2021.

99.2	Investor Presentation, dated March 7, 2021.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2021	ACON S2 ACQUISITION CORP.

	By:	/s/ Adam Kriger
	Name:	Adam Kriger
	Title:	Chief Executive Officer